GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

March 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	GLOBAL MOFY AI LIMITED
Registration Statement on Form F-3 (File No. 333-294113)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GLOBAL MOFY AI LIMITED hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on March 18, 2026, or as soon thereafter as practicable.

Very truly yours,

GLOBAL MOFY AI LIMITED

By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer and Director